Davis Polk & Wardwell
450 Lexington Ave.
New York, NY 10017
212 450 4461

May 9, 2006

VIA EDGAR SUBMISSION

Re:	Administradora de Fondos Pensiones Provida S.A. Form 20-F for the Fiscal Year Ended December 31, 2004 Filed on July 15, 2005 (File No. 1-13406)

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Rosenberg:

     In reference to the letter from the Staff (the “Staff”) of the Securities and Exchange Commission dated March 14, 2006 (the “Comment Letter”) regarding Administradora de Fondos Pensiones Provida S.A.’s (“Provida” or the “Company”) above-referenced filing on Form 20-F, we wish to respectfully inform the staff that the Company is working expeditiously to respond to the Comment Letter and intends to file its response to the Comment Letter by EDGAR on or before May 19, 2006.

Davis Polk & Wardwell
450 Lexington Ave.
New York, NY 10017
212 450 4461

     We are grateful for the Staff’s assistance in this matter. Please do not hesitate to call me at (212) 450-4461 with any questions you may have regarding the Company’s proposed timetable for responding to the Comment Letter.

Very truly yours,

/s/ Diego Rotsztain
Diego Rotsztain

cc:	Jorge Matuk María Paz Yañez
Administradora de Fondos Pensiones Provida S.A.

Andrés Gil
Davis Polk & Wardwell